                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                       Lone Star Steakhouse & Saloon, Inc.
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                       (Name of Subject Company (Issuer))

                       Lone Star Steakhouse & Saloon, Inc.
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 (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    542307103
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                      (CUSIP Number of Class of Securities)

                                  John D. White
                       Lone Star Steakhouse & Saloon, Inc.
                            Executive Vice President
                           224 East Douglas, Suite 700
                              Wichita, Kansas 67202
                                 (316) 264-8899
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky, LLP
                                 505 Park Avenue
                               New York, NY 10022
                                 (212) 753-7200

                           CALCULATION OF FILING FEE
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 Transaction Valuation*                           Amount of Filing Fee
     $90,000,000.00                                    $8,280.00
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*    Estimated  for purposes of  calculating  the amount of the filing fee only.
     This amount assumes the purchase of 4,000,000  shares of common stock,  par value $.01 per share, at the maximum tender offer price of $22.50 per share in cash.

/X/  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2)  and  identify  the  filing  with which the  offsetting  fee was previously  paid.  Identify the previous filing by  registration  statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $8,280.00   Filing Party: Lone Star Steakhouse and Saloon, Inc.
                        ---------                 -------------------------------------

Form or Registration No.:    005-43146             Date Filed:     May 17, 2002
                             ---------                             ------------

/ /  Check the box if the filing relates solely to preliminary  communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.

/X/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

     Check the  following box if the filing is a final  amendment  reporting the results of the tender offer: / /

     This  Amendment No. 2 to the Tender Offer  Statement on Schedule TO relates to the tender offer by Lone Star Steakhouse and Saloon,  Inc.  ("Lone Star"),  a
Delaware  corporation,  to purchase up to 4,000,000  shares of its common stock, par value  $.01 per  share,  or such  lesser  number  of shares as are  properly tendered at a price not  greater  than $22.50 per share nor less than $20.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares (the "Offer"). The Offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2002, and in the related Letter of Transmittal,  which, as amended or supplemented  from time to time, together constitute the Offer.

     This Amendment No. 2 to the Tender Offer  Statement on Schedule TO is filed in satisfaction of the reporting  requirements of Rule  13e-4(c)(3)  promulgated under the Securities Exchange Act of 1934, as amended.

     The Offer to  Purchase  is  amended  as set forth in the  amended  Offer to
Purchase,  a copy of which is filed as  Exhibit  99(a)(1)(A)  under  Item 12 and incorporated  herein by  reference.  The  information  in the  amended  Offer to
Purchase and the related Letter of Transmittal is  incorporated in this Schedule
TO by reference,  in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

ITEM 12.    EXHIBITS

            Item 12 is hereby amended and restated as follows:

Exhibit Number          Description
--------------          -----------

  99(a)(1)(A)          Amended Offer to Purchase, dated May 17, 2002

 *99(a)(1)(B)          Letter of Transmittal

 *99(a)(1)(C)          Notice of Guaranteed Delivery

 *99(a)(1)(D)          Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees, dated May 17, 2002

 *99(a)(1)(E)          Letter to Clients for use by Brokers, Dealers, Commercial
                       Banks, Trust Companies and Other Nominees, dated May 17, 2002

 *99(a)(1)(F)          Letter to Stockholders from the Chief Executive Officer,
                       dated May 17, 2002

 *99(a)(1)(G)          Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9

 *99(a)(2)-(a)(4)      Not Applicable

**99(a)(5)(A)          Press Release, dated May 17, 2002 (announcing commencement of Offer)

**99(a)(5)(B)          Form of Summary Advertisement, dated May 20, 2002

**99(a)(5)(C)          Press Release, dated May 17, 2002 (announcing clarification with respect to expiration of Offer)

  99(b)                Not Applicable

  99(g)-(h)            Not Applicable
---------------------------

*    Previously filed as an Exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 17, 2002.

**   Previously  filed as an Exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on May 20, 2002.

                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                     /s/ John D. White
                                     ----------------------
                                     John D. White
                                     Executive Vice President

                                     June 4, 2002